Filed by Earle M. Jorgensen Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Earle M. Jorgensen Company

Commission File No. 333-111882

Date: March 18, 2005

The attached form of employee statement letter (“Employee Statement Letter”) will be provided by Earle M. Jorgensen Company (“EMJ”) to its employees who are participants in the Earle M. Jorgensen Holding Company, Inc. (“Holding”) Amended and Restated Employee Stock Ownership Plan (the “Stock Bonus Plan”), on or after March 21, 2005, in connection with the proposed merger and financial restructuring of Holding, EMJ and EMJ Metals LLC, a wholly owned subsidiary of EMJ.

Form of Employee Statement Letter on following pages.

Statement of Stock Bonus Plan Holdings with Merger, Financial

Restructuring and IPO Transaction Impact for:

«ADDRESSFIRSTNAME» «ADDRESSLASTNAME»

«BRANCH_NAME»

Earle M. Jorgensen Holding Co. Inc. (“Holding”)

Earle M. Jorgensen Company (“EMJ”)

Stock Bonus Plan (“SBP”) holdings as of March 31, 2004

	Shares	per Share Value	Extended Value
Holding Common Stock	«MarchCommon»	$13.76	«MarchCommonValue»
Preferred “A” Stock	«MarchPrefA»	$749.42	«MarchValuePrefA»
Preferred “B” Stock	«MarchPreferred_B_Shares»	$1,000.00	«March_Pref_B_Value»
Cash (includes 2004 contribution)			«Starting_Cash»
Total			«TotalMarchSBPValue»

You are currently «VestedPercent» vested in the SBP.

Accumulated Dividends Though September 29, 2004

Proxy Statement/Prospectus of Holding and EMJ dated March 17, 2005

Pages QA3-QA4

	Jan 2, 2005 Shares	Jan 2, 2005 Per Share Value	Jan 2, 2005 Extended Value
Preferred “A” Stock	«DecPrefA»	$816.68	«CurrentValuePrefA»
Preferred “B” Shares	«CurrentPrefBShares»	$1,000.00	«CurrentValuePrefB»
Cash from Preferred “B”			«PrefBtoCashValue»

“AddressFirstName” “AddressLastName”—“Branch__Name”

Impact of the Amended Consent Order

Proxy Statement/Prospectus of Holding and EMJ dated March 17, 2005

Pages 34-36

Jan 2005 Shares – Holding Common Stock	«DecCommon»
Holding Common Shares added to SBP	«DOLContribution»
New Total of Holding Common Shares in SBP	«TotalCommonwDOL»

Impact of conversion of Preferred “A” and “B”

Proxy Statement/Prospectus of Holding and EMJ dated March 17, 2005

Pages QA3-QA4

Example 1—“Worst Case” Assumptions for this example (see page QA-6):

IPO stock price—$7.00          Net proceeds from IPO—$100,000,000

	Pre-conversion value	Post Conversion Cash	Post Conversion EMJ Common Stock Shares
Preferred “A”	«CurrentValuePrefA»	«M_7_Cash_from_A»	«M_7_Stock_from_A»
Preferred “B”	«CurrentValuePrefB»	«M_7_Cash_from_B»	«M_7_Stock_from_B»
Total	«CurrentValueAandB»	«M_7_Total_Cash»	«M_7_Total_Stock»

Example 2—“Mid-range” Assumptions for this example (see page QA-8):

IPO stock price—$15.00          Net proceeds from IPO—$279,750,000

	Pre-conversion value	Post Conversion Cash	Post Conversion EMJ Common Stock Shares
Preferred “A”	«CurrentValuePrefA»	«M_15_Cash_from_A»	«M_15_Stock_from_A»
Preferred “B”	«CurrentValuePrefB»	«M_15_Cash_from_B»	«M_15_Stock_from_B»
Total	«CurrentValueAandB»	«M_15_Total_Cash»	«M_15_Total_Stock»

Your actual conversion amounts will be determined by the amount of the net proceeds from the IPO and the IPO stock price, which as disclosed in the proxy statement/prospectus may be different than assumptions and examples provided above.

“AddressFirstName” “AddressLastName”—“Branch__Name”

Diversification Rights within SBP

Proxy Statement/Prospectus of Holding and EMJ dated March 17, 2005

A few months after the IPO, your holdings will be in a “401k” type account and you will be able to redirect your cash holdings among a wide range of investment options. Six months after the IPO, you will be able to redirect 25% of your EMJ common stock into other investments if you so choose. You can redirect 50% after 12 months; 75% after 18 months; and 100% 24 months after the IPO closing.

Impact of The IPO Bonus

Proxy Statement/Prospectus of Holding and EMJ dated March 17, 2005

Your portion of the IPO bonus will be approximately <<Minimum    Amt>>. This bonus is ordinary income and will be taxed.

“AddressFirstName” “AddressLastName”—“Branch__Name”

Summary Statement of Values

	March 31, 2004 Values	January 1, 2005 Values	Post IPO Values ($7.00 common stock value)		Post IPO Values ($15.00 common stock value)
Cash (Approx)	«Vested_Cash»	«JanTotalCash»	«All7Cash»		«All15Cash»
Common Stock	«MarchCommonValue»	«MarchCommonValue»	«All7StockValue»	*	«All15StockValue»	*
Preferred “A”	«MarchValuePrefA»	«CurrentValuePrefA»	$0		$0
Preferred “B”	«March_Pref_B_Value»	«CurrentValuePrefB»	$0		$0
IPO Bonus	$0	$0	«IPOBonusAmt»		«IPOBonusAmt»
	«ExtendedValueAt1376»	«ExtendedValueAt1376»	«ExtendedValueAt7»		«ExtendedValueAt1500»
Total	«TotalMarchValue»	«SeptTotalValue»	«Total7Value»		«Total15Value»

*	Includes Contribution of common shares that will be made pursuant to the Amended Consent Order.

This statement is not a solicitation of a proxy, an offer to purchase shares of Holding’s capital stock or a solicitation of an offer to sell shares of EMJ’s common stock. EMJ has filed with the Securities and Exchange Commission a registration statement on Form S-4, including a proxy statement/prospectus, for the registration of EMJ common stock to be issued in the merger and financial restructuring and the solicitation of the approval of the transaction by Holding’s stockholders. You are urged to read the definitive proxy statement/prospectus dated March 17, 2005 carefully, including the merger agreement and other documents attached thereto, before making any decision regarding the proposed merger and financial restructuring. The definitive proxy statement/prospectus contains important information regarding EMJ, Holding and the merger and financial restructuring, including, among other things, risk factors and the recommendations with respect to the merger and financial restructuring of the special committee of Holding’s Board of Directors constituted to address the financial restructuring and other strategic alternatives and of Holding’s Board of Directors. Holding’s stockholders may obtain a free copy of the proxy statement/prospectus and other documents related to the merger and financial restructuring at the SEC’s website at www.sec.gov. The proxy statement/prospectus and other documents related to the merger and financial restructuring will be mailed to each stockholder of Holding and each participant in Holding’s stock bonus plan and may also be obtained from EMJ upon request by directing such request to William S. Johnson, Vice President, Chief Financial Officer and Secretary, 10650 Alameda Street, Lynwood, CA 90262 Telephone 323-923-6124.

This memorandum contains forward-looking statements relating to EMJ’s merger and financial restructuring and the IPO. Specific forward-looking statements relate to the price of the EMJ common stock in the IPO and the closing of the transaction. These forward-looking statements are based on EMJ’s current intent, expectations and estimates and are not guarantees of future events. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. In addition, these factors are beyond EMJ’s control, including the consummation of the merger and financial restructuring and the public offering. Therefore, EMJ can give no assurance that the merger and financial restructuring and the public offering will be completed or what the IPO price will be.

“AddressFirstName” “AddressLastName”—“Branch__Name”